Exhibit 12.1

CITY CENTER HOLDINGS, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,		Twelve Months ended December 31,			Period of Inception Through December 31,
	2011	2010	2010	2009	2008	2007
	(In thousands)
Earnings
Net loss from continuing operations	$(387,633)	$(946,118)	$(1,115,190)	$(522,330)	$(67,805)	$(7,187)
Fixed charges (see below)	200,413	187,228	253,592	233,081	66,826	—
Amortization of capitalized interest	13,633	14,222	18,241	1,492	—	—
Capitalized interest	—	(12,861)	(12,861)	(226,070)	(66,826)	—

	(173,587)	(757,529)	(856,218)	(513,827)	(67,805)	(7,187)

Fixed Charges
Interest expense, net (1)	200,413	174,367	240,731	7,011	—	—
Interest capitalized	—	12,861	12,861	226,070	66,826	—

	200,413	187,228	253,592	233,081	66,826	—

Deficiency	$374,000	$944,757	$1,109,810	$746,908	$134,631	$—

(1)	Includes amortization of debt issuance costs and debt discounts. Does not include the interest factor of rental expense as these amounts are not material.